12645 49th Street North Clearwater, FL 33762 727-536-6666 (Office) 727-536-6665 (Facsimile) www.bulovatechgroup.com

July 20, 2015

United States Securities and Exchange Commission

Washington, D.C 20549

Attn:	Maryse Mills-Apenteng
Special Counsel

Re:	Bulova Technologies Group, Inc.
Form 10-K/A for the Fiscal Year Ended September 30, 2013, Filed January 14, 2015
Form 10-K for the Fiscal Year Ended September 30, 2014, Filed January 14, 2015
File No. 000-09358

This letter is in response to your comment letter dated April 6, 2015. The letter contained six comments of which we will respond to in order by restating the comment and providing a response as follows:

Form 10-K/A for the Fiscal Year Ended September 30, 2013

Report of independent registered accounting firm, page 15

Comment #1

We note that the audit opinion provided by DKM Certified Public Accountants indicates that the financial statements have been restated to reclassify the activity in a subsidiary as a discontinued operation, due a change in intent of management. Please tell us how the revision associated with your accounting for discontinued operations was due to a change in intent of management, instead of a correction of an error.

Response

Our accountants have revised the audit report to provide a description of the changes in the filing and to refer the reader to a footnote for the required disclosures. At the time of the disposition of the assets in Bulova Technologies Ordnance Systems LLC, the Company had not decided to discontinue government contracting.  We had contracts in place to be serviced by the facilities that were sold in the disposition.  Our projections included acquiring more contracts and using contractors to service the contracts.  Only subsequent to the filing did Management determine that the disposition should be reported as a discontinued operation.

Consolidated Financial Statements, page 16

Comment #2

We note that you amended your filing to reverse the gain recognized on the contract termination, at default, by the Government, as well as to account for the disposal of certain businesses as discontinued operations. In this regard, please tell us how your current disclosures comply with ASC 250-10-50-7 through 9. In addition, please ensure that you appropriately label the columns for each of the periods that were restated. Further, please tell us the reasons that the reversal of contracts, at default, was not mentioned nor discussed as a correction of an error. Also, if the disclosures related to this reversal, as noted in this comment, are not provided and filed immediately, you should consider amending your Item 4.02 of the Form 8-K on October 28, 2014 as soon as possible to disclose this error correction.

Response

We have filed amendment No. 2 of Form 10-K for the year ended September 30, 2013 to include an expanded explanatory note relative to the reason for filing an amendment, and have also added footnote number 11, providing disclosures specific to the restatements in compliance with ASC 250-10-50-7 through 9. In addition, we have appropriately labeled the columns for each of the periods that were restated.

Form 10-K for the Fiscal Year Ended September 30, 2014

General

Comment #3

We note your responses to prior comments 3, 6 and 9 and we are unable to find a materially complete description of your government contracts relating to either the disputed U.S. Military contract that has been canceled or the three U.S. Military contracts that were sold to the L.C. Bowman entities that may be canceled. Further, it does not appear that you have filed the contracts as exhibits. We specifically note that exhibit 10.4, filed with your amended Form 10-K for the fiscal year ended September 30, 2013, does not appear to be a complete or executed copy of the agreement but appears instead to include portions of multiple agreements. Please provide a materially complete description of the material terms for each of the military contracts including, for example, the date of execution, the dates of performance, a descrip0tion of the termination provisions and any penalties, the total amount of funds prepaid, an/or the total value of the agreement. In addition, please separately file each agreement it its entirety as required by Item 601(b)(10) of Regulation S-K. Such disclosures will allow investor to evaluate your claims as to your limited liability under the agreements.

Response

We have amended Form 10K for the year ended September 30, 2014, and have provided a substantially expanded addition at “Item 3. Legal Proceedings”, detailing the additional information requested.

Business, page 4

Comment #4

Please provide more detail regarding your small arms importation, brokerage and distributor businesses from weapons manufacturers in Eastern Europe. Please clarify which countries you import weapons from for the U.S. market and whether any supplier is material. In addition, please provide a more thorough description of the regulatory environment related to the specific weapons you are importing, including related risks, import controls or limits, or recent trends.

Response

We have amended Form 10K for the year ended September 30, 2014, and have provided a substantially expanded addition at “Item 3. Legal Proceedings”, detailing the additional information requested.

Item 9A. Controls and Procedures, page 33

Comment #5

You indicate that based on management’s evaluation of the disclosure controls and procedures, “and this amended Form 10-K, the principal executive officer and the principal financial officer concluded that the Company’s disclosure controls and procedures were not effective at September 30, 2013”. Please revise your filing to reflect the appropriate period and Form 10-K associated with management’s evaluation of your disclosure controls and procedures. In addition, please similarly revise the disclosures associated with your evaluation of changes in internal control over financial reporting.

Response

We have amended Item 9A. Controls and Procedures, page 33 to reflect the appropriate period and Form 10-K associated with management’s evaluation of our disclosure controls and procedures. In addition, we have revised the disclosures associated with our evaluation of changes in internal control over financial reporting.

Exhibits

Comment #6

Refer to prior comment 5 of our letter dated July 25, 2014 and file or incorporate by reference, as applicable, all required exhibits, including your material contracts and charter documents, pursuant to Item 601 of Regulation S-K.

Response

The contracts have been attached as exhibits to the amended Form 10-K for the year ended September 30, 2014.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Stephen L. Gurba

Chief Executive Officer